EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,	February 29,	Year Ended May 31,
	2017	2016	2016	2015	2014	2013	2012 (1)
Earnings:
Income before income taxes	$3,119	$2,921	$2,740	$1,627	$3,658	$4,338	$(444)
Add back:
Interest expense, net of capitalized interest	370	233	336	235	160	82	52
Amortization of debt issuance costs	8	6	8	5	4	5	5
Portion of rent expense representative of interest factor	742	731	924	908	876	864	797
Earnings as adjusted	$4,239	$3,891	$4,008	$2,775	$4,698	$5,289	$410
Fixed Charges:
Interest expense, net of capitalized interest	$370	$233	$336	$235	$160	$82	$52
Capitalized interest	30	31	42	37	29	45	85
Amortization of debt issuance costs	8	6	8	5	4	5	5
Portion of rent expense representative of interest factor	742	731	924	908	876	864	797
	$1,150	$1,001	$1,310	$1,185	$1,069	$996	$939
Ratio of Earnings to Fixed Charges	3.7	3.9	3.1	2.3	4.4	5.3	—

(1)	Earnings for 2012 were inadequate to cover fixed charges. Additional earnings of $529 million would have been necessary to bring the ratio for this period to 1.0.